SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
SHELTER PROPERTIES V LIMITED PARTNERSHIP

(Name of Subject Company)
SHELTER PROPERTIES V LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     Shelter Properties V Limited Partnership hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 with respect to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 6, LLC, MPF DeWaay Premier Fund 3, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase up to 10,508 units of limited partnership interest (“Units”) of Shelter Properties V Limited Partnership, at a price of $55.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 25, 2007 and July 6, 2007, or such other date to which the offer may be extended by the Offerors. The initial offer to purchase Units was made pursuant to an Offer to Purchase of the Offerors, dated as of May 25, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on May 25, 2007. The first amended offer to purchase Units, whereby the Offerors increased their offer price to $70.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 25, 2007 and July 6, 2007, or such other date to which the offer may be extended by the Offerors, was made pursuant to an Offer to Purchase of the Offerors, dated June 11, 2007 and a related Letter of Transmittal, copies of which where filed with the SEC on June 11, 2007. The second amended offer to purchase Units, whereby the Offerors clarified that the number of Units they are offering to purchase remains 10,508 Units, was made pursuant to an Offer to Purchase of the Offerors, dated June 14, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on June 14, 2007.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 22, 2007, a copy of which is attached hereto as Exhibit (a)(2)(b), is incorporated herein by reference.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 22, 2007, a copy of which is attached hereto as Exhibit (a)(2)(b), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(2)(b) Letter to Unit Holders of the Partnership, dated June 22, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 22, 2007

Shelter Properties V Limited Partnership
By:	SHELTER REALTY V CORPORATION (Corporate General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President